June 4, 2021

VIA EDGAR AND ACCELLION /
KITEWORKS SECURE FILE
TRANSFER SYSTEM

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

Attention:	Jan Woo, Esq. Alexandra Barone, Esq. Kathleen Collins	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
Brittany Ebertt

Re:	EverCommerce Inc.
Registration Statement on Form S-1 Filed May 28, 2021
CIK No. 0001853145
File No. 333-256641

Ladies and Gentlemen:

On behalf of EverCommerce Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company.

To assist the Staff of the Commission in its review, the purpose of this letter is to (i) provide the Staff with a preliminary price range to be included in the Company’s preliminary prospectus, to be filed on or about June 14, 2021, forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “IPO”), and (ii) provide supplemental information related to the Company’s prior response letter, dated May 10, 2021 (the “Prior Letter”), setting forth information in response to comment number 25 in the Staff’s letter to the Company, dated April 27, 2021, relating to the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any fluctuations in the fair values from period-to-period. For the convenience of the Staff, comment number 25 is repeated below in bold/italics.

Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement and Prior Letter.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by EverCommerce Inc.

June 4, 2021 Page 2

25. Please provide us with a breakdown of all equity awards granted during 2020 and to date through 2021, and include the fair value of the underlying common stock at the date of such grants.  To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Preliminary IPO Price Range

The Company advises the Staff that, while not yet reflected in the Registration Statement, based on discussion with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for its proposed IPO, the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s shares of common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary IPO Price”). As of March 31, 2021, after giving effect to the issuance of 7,857,142 shares of our Series C convertible preferred stock in May 2021, the vesting of 571,474 restricted stock awards in connection with such issuance and the Preferred Stock Conversion (each as described in the Registration Statement filed on May 28, 2021), the Company would have had 168,954,222 shares of common stock outstanding. The Company does not currently expect a stock split to be effected prior to closing of the IPO.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement will include a bona fide estimated public offering price range. However, the Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the IPO, the Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters and will be subject to then-current market conditions and developments impacting the Company. As a result, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary IPO Price Range. In any event, the bona fide price range to be included in the preliminary prospectus will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04 and will not have a difference of more than 20% of the high end of the range.

Discussion of Preliminary IPO Price

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share for the Company’s shares of common stock, with a Preliminary IPO Price of approximately $[***] per share. The Company respectfully refers the Staff to its Prior Letter for a summary of the equity awards granted during 2020 and to date in 2021 and a discussion of the determination of the fair market value per share of the Company’s common stock during such periods. The increase in the Preliminary IPO Price Range above the common stock value determined by the Board in connection with the March 2021 Valuation (as defined in the Prior Letter) is due to a combination of factors, including the following:

•
Valuation methodology. One primary reason for the increase in the Preliminary IPO Price Range over the estimated fair value in the March 2021 Valuation is the difference in valuation methodology and weighting of outcomes and liquidity. Public market investors often use more qualitative and subjective methodologies to determine the price that they are willing to pay in an IPO, and those methodologies can result in valuations that differ significantly from the valuations determined using the quantitative information utilized by the Board and prescribed by the AICPA Accounting and Valuation Guide. Moreover, the quantitative methodologies employed by third-party valuation firms include discounts to the estimated fair value for alternative events (such as staying private), discounts to present value and DLOM, none of which apply to the Company in connection with its IPO valuation and the analysis of public market investors and the underwriters in their valuation analyses. The most recent third-party valuations as of December 31, 2020 and March 15, 2021 weighted an IPO scenario at 62.5% and 70.0%, respectively, and included a DLOM of 17.5% and 12.0%, respectively. While these quantitative methodologies supported the increase in valuation from the December 2020 Valuation to the March 2021 Valuation, the IPO valuation and resulting Preliminary IPO Price Range do not include such weighting or discounts.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by EverCommerce Inc.

June 4, 2021 Page 3

In addition to the differences in valuation methodologies, the overall capital market conditions and the market performance of the Peer Group of companies used as inputs in the March 2021 Valuation have generally improved. For example, during the period from March 15, 2021 to May 28, 2021, the market-capitalization weighted average stock price gain across this group of peer companies was approximately 4.4%. On a macroeconomic level, over the same period, the S&P 500 index increased by approximately 6.0% and a primary technology sector ETF increased by approximately 4.2%. The Company’s Preliminary IPO Price Range factors in this increase in market valuations since the March 2021 Valuation. Additionally, as noted below, there has been recent strong support in the capital markets, particularly with respect to the interest in, and reception of, initial public offerings for technology companies.

•
Better market conditions as described by the underwriters. The Preliminary Price Range is based on discussions and input from the underwriters regarding their view of the initial public offering market and positioning the Company for a successful IPO. This input took into account recent performance and valuations of companies that the underwriters expect will be viewed as comparable to the Company. While market conditions have remained volatile since March 2021, market conditions have improved and stock indices and multiple technology companies have reached or returned to near all-time highs and there have been a number of successful initial public offerings. Market conditions have improved in recent weeks as a result of the improvement in the economic outlook in the United States following the rollout of vaccines and other recent developments involving the COVID-19 pandemic. For example, in May 2021, the United Nations increased its global growth projections to 5.4% for 2021, raising its projection of 4.7% growth from January 2021, citing a rebounding U.S. economy. Similarly, in May 2021, the Organisation for Economic Co-operation and Development increased its global growth projection to 5.8% for 2021, revising its projection of 4.2% growth from December 2020. In addition, in helping to determine the Preliminary IPO Price Range, the underwriters also proposed applying higher multiples to the Company’s financial results to determine a more current public company valuation in light of recent developments and initiatives to re-open the economy following the COVID-19 pandemic. For example, in May 2021, the United States Centers for Disease Control and Prevention, or CDC, provided updated guidance for wearing masks to slow the spread of COVID-19. These and other recent developments and initiatives are expected to reduce a number of the headwinds facing the business and operations of the Company and its customers, particularly within the fitness and wellness industry.

•
Business Developments and Financial Results. The Preliminary IPO Price Range takes into account business developments and financial and operating results that were not available or known at the time of the March 2021 Valuation, including, among others: (i) completion of the quarter ended March 31, 2021; (ii) additional acquisitions of attractive target businesses; (iii) positive developments involving the COVID-19 pandemic; and (iv) restructuring of Company debt.

(i)
Improvement of Financial Results. The Company’s financial results for the three months ended March 31, 2021 provided further insight into the impact of COVID-19 on the Company’s operations and financial results and the Company’s ability to continue its pace of growth in a challenging business environment. Revenues increased by $27.9 million, or 36.2%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. These results represent a continued trend of improvement in sequential quarterly revenue growth following the impact of the COVID-19 pandemic on the Company’s financial performance in 2020, as disclosed on pages 67 and 68 of the Registration Statement, and provide greater insight into customer demand and utilization of the Company’s offerings during the COVID-19 pandemic and the positive impact of acquisitions made over the course of 2020 and early 2021. While certain trends and financial information were known at the time of the March 31, 2021 grants, the Board did not have the full benefit of completed interim financial statements and analyses regarding these trends over the reporting period, as final financial results for the three months ended March 31, 2021 were not yet available.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by EverCommerce Inc.

June 4, 2021 Page 4

(ii)
Additional Acquisitions. In addition, subsequent to the March 31, 2021 grants, the Company further executed on its strategy of deliberate acquisitions with the acquisition of Timely, a New Zealand-based beauty industry software company. The Company believes that the acquisition of Timely represents a significant opportunity for growth, particularly in the United Kingdom, Australia and New Zealand, and further validation of its ability to take advantage of strategic acquisitions to further drive its business and growth.

(iii)
COVID-19 Developments.  Since March 31, 2021, there have been a number of positive developments regarding the COVID-19 pandemic that the Company believes may have a positive impact on its operations and business, particularly within the fitness and wellness and health services verticals served by the Company. As noted above, global growth expectations for 2021 have been increased due in part to elevated economic activity in the United States. As service SMBs are impacted by the level of economic activity and the overall level of consumer and commercial spending, the Company believes these and other similar reports are a positive sign and have helped to shape expectations for 2021. Further, as discussed on page 68 of the Registration Statement, the Company saw slight improvements in the sale of its solutions to health service professionals as local, state and federal regulators began to lift restrictions related to the COVID-19 pandemic, but saw continued impacts from COVID-19 on sales to customers in the fitness and wellness vertical in the first quarter of 2021. Since March 31, 2021, restrictions have continued to be scaled back and, in May 2021, the CDC provided updated guidance for wearing masks to slow the spread of COVID-19. The Company believes that this and other similar developments could have a positive impact on the general level of economic activity, particularly with respect to its customers in the health and wellness vertical, such as salons, gyms and fitness studios, who may experience a scaled return to operations as consumers become more willing and able to shop, workout, etc. than during periods of widespread quarantine and elevated COVID-19 caseloads.

(iv)
Restructuring of Company Debt. In connection with the IPO, the Company expects to restructure its outstanding indebtedness and obtain financing on terms that are generally more favorable to the Company than prior to the restructuring. The restructuring will be contingent upon the IPO.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by EverCommerce Inc.

June 4, 2021 Page 5

As a result of the foregoing, the Company’s business continues to experience strong growth in recent months.

•
Investor Input Received from the Company’s Testing-the-Waters Meetings. Investor input from Testing-the-Waters Meetings has been positive. The Board did not have this feedback at the time of the March 2021 Valuation, however, the underwriters utilized this investor feedback to analyze and propose the Preliminary IPO Price Range.

Preliminary IPO Price and Equity Awards Granted Subsequent to December 31, 2020

As noted above, the Company respectfully refers the Staff to its Prior Letter for a summary of the equity awards granted subsequent to December 31, 2020 and a discussion of the determination of the fair market value per share of the Company’s common stock during this period. The Company acknowledges that, even though its valuations underlying the equity awards made to date in 2021 were made in good faith based on standard methodologies and assumptions, in light of the difference between the fair value for a share of the Company’s common stock used for equity awards in January 2021, February 2021 and March 2021 and the Preliminary IPO Price Range, as well as the proximity of the equity awards to the determination of the Preliminary IPO Price Range, the Company reassessed the fair value of these equity awards in order to determine the appropriate stock-based compensation expense for financial reporting purposes based on the Preliminary IPO Price of $[***] per share. In performing this reassessment, the Company applied the methodologies for determining the total enterprise value of the Company and the equity value of the Company’s common stock used for the March 2021 Valuation, as described in the Prior Letter; provided, however, that the Company (i) increased the per share value of the IPO scenario in each such valuation to the Preliminary IPO Price of $[***] per share and (ii) increased the assigned likelihood of an IPO scenario as described below. The higher estimated per share value of the IPO scenario and the increased likelihood of the IPO scenario resulted in an increase in the respective valuations.

In reassessing the equity awards issued in January 2021 and February 2021, which previously applied the fair value per share determined in the December 2020 Valuation, the Company applied the methodologies utilized for the March 2021 Valuation; provided, however, that the Company used the Preliminary IPO Price of $[***] per share as the estimated per share value of the IPO scenario.

In reassessing the equity awards issued in March 2021, which previously applied the fair value per share determined in the March 2021 Valuation, the Company applied the methodologies utilized for the March 2021 Valuation; provided, however, that the Company (i) adjusted the assigned likelihood of an IPO and M&A scenario from 70.0% and 30.0%, respectively, to 80.0% and 20.0%, respectively and (ii) used the Preliminary IPO Price of $[***] per share as the estimated per share value of the IPO scenario. The Company maintained the previously used DLOM of 12.0% and 27.0% for the IPO and M&A scenario, respectively.

In connection with the foregoing reassessment, the Company determined the fair value per share of its common stock was $[***] as of each of January 6, 2021 and February 11, 2021, and was $[***] as of March 31, 2021. As a result, the Company determined that the aggregate amount of the stock-based compensation expense for the equity awards issued subsequent to December 31, 2020 is approximately $10.0 million, which is expected to be recognized, net of estimated forfeitures, over a requisite service period of approximately four years.
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by EverCommerce Inc.

June 4, 2021 Page 6

The Company has determined that the values resulting from the reassessment are not quantitatively or qualitatively material to the Company and that the impact of the reassessment would not have a material impact on the Company’s operating expenses (cost of revenues, sales and marketing, product development or general and administrative expenses) for the three months ended March 31, 2021. For example, the Company determined the aggregate impact of the reassessment on the Company’s operating expenses for the three months ended March 31, 2021 was approximately $176,000. As a result, the Company has determined to recognize the additional stock-based compensation expense beginning with its results for the three months ended June 30, 2021, and will include the above mentioned increase of approximately $176,000 in its stock-based compensation expense for the three months ended June 30, 2021, together with other stock-based compensation expense incurred in the period.

The Company correspondingly proposes to update the disclosure in the MD&A as follows:

Initial Offering Price and Equity Awards Granted Subsequent to December 31, 2020

In January 2021, February 2021 and March 2021, we issued equity awards to purchase up to an aggregate of 1.1 million shares of our common stock at a price per share of 7.95, $7.95 and $12.64, respectively, which generally vest over a requisite service period of approximately four years. In light of the difference between the fair value for a share of our common stock used for equity awards in January 2021, February 2021 and March 2021 and the initial price range set forth on the cover page of this prospectus, as well as the proximity of the equity awards to the determination of such initial price range, we reassessed the fair value of these equity awards in order to determine the appropriate stock-based compensation expense for financial reporting purposes based on the midpoint of the initial price range and a higher likelihood of an IPO scenario. In connection with the foregoing reassessment, we determined the fair value per share of our common stock was $[***], $[***] and $[***] as of January 6, 2021, February 11, 2021 and March 31, 2021, respectively. As a result, we determined that the aggregate amount of the stock-based compensation expense for the equity awards issued subsequent to December 31, 2020 was approximately $10.0 million, which is expected to be recognized, net of estimated forfeitures, over a requisite service period of approximately four years. We determined the aggregate impact of the reassessment on our operating expenses for the three months ended March 31, 2021 was approximately $176,000, and have determined to recognize such additional stock-based compensation expense in our results for the three months ended June 30, 2021, together with other stock-based compensation expense incurred in the period.

* * *
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by EverCommerce Inc.

June 4, 2021 Page 7

Please do not hesitate to contact me by telephone at (212) 906-1623 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:	(via email)
Eric Remer, Chief Executive Officer, EverCommerce Inc.
Lisa Storey, General Counsel, EverCommerce Inc.
Marc D. Jaffe, Latham & Watkins LLP
Thomas Holden, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by EverCommerce Inc.